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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                               AMENDMENT NO. 7

                                      TO
                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------
                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)

                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   422206102
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.

                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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This Amendment No. 7 amends and supplements the Schedule 14D-9 filed with the
Securities and Exchange Commission on January 31, 1997 as amended by Amendment No. 1 filed February 13, 1997, Amendment No. 2 filed February 27, 1997, Amendment No. 3 filed March 4, 1997, Amendment No. 4 filed March 21, 1997, Amendment No. 5 filed March 25, 1997 and Amendment No. 6 filed March 28, 1997, by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.






ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:


        On April 2, 1997, Healthdyne issued a press release announcing that its Board of Directors voted unanimously to recommend that shareholders of Healthdyne reject the revised unsolicited tender offer by Invacare and that shareholders not tender any of their shares pursuant to Invacare's revised tender offer. The April 2, 1997 press release also included a letter from Parker H. Petit, Chairman of Healthdyne, addressed to A. Malachi
Mixon, III, Chairman and Chief Executive Officer of Invacare, issued in connection with the decision of the Healthdyne Board of Directors.





        A copy of the April 2, 1997 press release and letter is attached hereto as Exhibit 35.





ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.


        Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

Exhibit 35-- Press release issued by Healthdyne on April 2, 1997 and attached letter from Parker H. Petit, Chairman of Healthdyne, addressed to A. Malachi Mixon, III, Chairman and Chief Executive Officer of Invacare.

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By: /s/ M. WAYNE BOYLSTON
                                            ------------------------------------
                                            Name: M. Wayne Boylston
                                            Title: Vice President -- Finance,
                                               Chief Financial Officer and
                                                   Treasurer


Dated: April 2, 1997

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                                                      EXHIBIT 35


                                                      M. WAYNE BOYLSTON
                                                      APRIL 2, 1997
                                                      (770) 499-1212

         Marietta, Georgia, April 2,1997---Healthdyne Technologies, Inc. (Nasdaq: HDTC) today announced that its Board of Directors has voted unanimously to recommend that shareholders reject the revised unsolicited tender offer by Invacare Corporation and that shareholders not tender any of their shares pursuant to the offer. The Board also confirmed its previous determination that a sale of the Company at this time is not in the best interests of the Company or its shareholders.

         In recommending that shareholders reject the revised offer of $13.50 per share, the Company's Board once again considered a variety of factors, including the opinion of Cowen & Company that the slightly increased price offered by Invacare is still grossly inadequate, the nature of the markets in which the Company competes, the Company's future business and financial prospects, and the Board's familiarity with the financial condition, business opportunities, and current strategies of the Company.

         Parker H. Petit, Chairman of the Board stated, "Apparently Mr. Mixon, Invacare's Chairman, still believes he can confuse our shareholders and avoid the central issue which is his bargain offer versus the true intrinsic value of the Company. Invacare's offer is still lower than prices at which our stock has traded in the last year. We also believe Invacare's tactic of spreading misinformation is a disservice to all our shareholders and is a self serving tactic. Although we had hoped to avoid the expense of a proxy contest,
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that now appears unavoidable. We are confident that our shareholders will support our Board and management and endorse the progress the company is making."

         "We are surprised that Mr. Mixon has resorted to insinuations concerning our first quarter financial results that are false, insulting, and self-serving. We expect these results to be excellent, driven by strong revenue growth from our new products that should continue throughout the year and beyond. We believe Mr. Mixon's manipulative attempt to cast doubt on the quality of our earnings may be intended to induce some of our shareholders to tender at this grossly inadequate price. We are disappointed that Invacare is attempting to mislead our shareholders. We are confident in our ability to execute our strategic plan and demonstrate superior shareholder value."

         The Company stated that its 1997 annual meeting has not yet been scheduled, but that the Company is complying with all legal requirements regarding the scheduling of the meeting. Mr. Petit said, "We simply will not allow Invacare to dictate the timetable of the annual shareholders meeting to suit its own objective, which is to buy Healthdyne Technologies at a bargain price. It is clear that Invacare wants to force an early meeting before our shareholders have an opportunity to evaluate the Company's progress--progress which we believe will further demonstrate that Invacare's offer does not reflect the true value of the Company."

         A copy of a letter from Mr. Petit to Mr. Mixon is attached.

         Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen
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concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk of SIDS, and products for asthma management.

         This press release contains forward-looking statements that involve risks and uncertainties, including developments in the healthcare industry, development and introduction of new products on a timely basis, favorable resolution of intellectual property matters, third-party reimbursement policies and practices and regulatory requirements affecting the approval and sale of medical devices, as well as other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission, including its Reports on Form 10-K, 8-K, and 10-Q.

         Besides Healthdyne Technologies, other participants in any proxy solicitation by Healthdyne Technologies in connection with its 1997 annual meeting may include the following directors and executive officers of Healthdyne
Technologies: Parker H. Petit, Chairman of the Board; Craig B. Reynolds, President, Chief Executive Officer and Director; J. Terry Dewberry, Director; Alexander H. Lorch, Director; J. Leland Strange, Director; James J. Wellman, M.D., Director; J. Paul Yokubinas, Director; Robert M. Johnson, Senior Vice President - Business Development; John L. Miclot, Senior Vice President - Sales and Marketing; Robert E. Tucker, Senior Vice President - Operations; M. Wayne Boylston, Vice President - Finance, Chief Financial Officer and Treasurer; Leslie R. Jones, Vice President, General Counsel and Secretary; and Jeffrey A. North, Corporate Controller. The above-referenced individuals beneficially own an aggregate of 1,513,729 shares of Healthdyne Technologies' common stock. Healthdyne Technologies has retained Morrow & Co., to act as information agent in connection with the Invacare offer for customary fees. Although Cowen & Company ("Cowen"), which is
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acting as financial advisor to Healthdyne Technologies in connection with the
Invacare offer, does not admit that it or any of its directors, officers, employees or affiliates is a "participant", as defined in Schedule 14A promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or that such Schedule 14A requires the disclosure of certain information concerning them, the following employees of Cowen may assist Healthdyne Technologies in such a solicitation: Rob Valdez (Managing Director) and Ned Brown (Managing Director). Cowen will receive customary financial advisor fees, reimbursement and indemnification from Healthdyne Technologies in connection with the Invacare offer. Cowen will not receive any additional fee for or in connection with assisting in any solicitation of proxies. Cowen engages in a full range of investment banking, research, sales, trading, market-making, brokerage, asset management and correspondent clearing services for institutional and individual clients. In the ordinary course of its business, Cowen maintains customary arrangements and effects transactions in the securities of Healthdyne Technologies for the accounts of it s customers. As a result of its engagement by Healthdyne Technologies, Cowen has restricted its proprietary trading in the securities of Healthdyne Technologies (although it may still execute trades for customers on an unsolicited agency basis).
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April 2, 1997



Mr. A. Malachi Mixon, III
Chairman and Chief Executive Officer
Invacare Corporation
899 Cleveland Street
Elyria, Ohio 44036

Dear Mr. Mixon:

By now you should have seen the Healthdyne Technologies announcement that our Board of Directors has unanimously rejected Invacare's latest offer of $13.50 per share. The Board was advised by Cowen & Company that the offer is still grossly inadequate.

I cannot fathom how you could believe that a 50c. per share increase in your bargain price offer would change our Board's position and encourage us to negotiate with you. This nominal price increase and your letter of March 31st are further evidence of your objective to attempt to acquire the Company at a price lower than its intrinsic value.

In order to set the record straight, I further respond to your misleading and self-serving comments in your letter of March 31st as follows:

         First, as to Healthdyne Technologies' first quarter, we expect the results to be excellent, driven by strong revenue growth from our new products that should continue throughout this year and beyond.

         Second, you should understand how a company with proprietary high technology and higher intrinsic growth rates in revenues and earnings can command a higher price/earnings multiple than a lower growth and low-tech company. We expect to meet or exceed analysts' forecasts for the first quarter, and we expect our stock to be valued in excess of your latest offer. In spite of your high regard for Invacare, we note that your stock is now at a 52 week low and is trading at the same price as it was approximately 18 months ago.

         Third, I agree that we should avoid any further waste of time and money on legal maneuvers. Therefore, I suggest that you drop your litigation to invalidate Georgia's shareholder protection statutes and the Healthdyne Technologies shareholder rights plan. You know that our rights plan and the Georgia statutes are valid and that your lawsuit is simply part of your public relations campaign.
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         Fourth, Healthdyne Technologies is complying with all legal requirements regarding the scheduling of the 1997 annual meeting of shareholders. I know that you want the meeting to be held immediately so that our shareholders will not have the benefit of knowing the Company's progress--progress which we believe will further demonstrate that your offer is grossly inadequate. We simply will not allow you to dictate the timetable to suit your own objective which is to buy Healthdyne Technologies at a bargain price.

Our Board and the majority of our shareholders have told you that they want to increase our shareholder values in a different way than you propose. I am certain that does not meet your and Invacare's needs to make a major acquisition to support the continuation of your earnings growth.

Finally, we will compete with you in a proxy contest in order to bring this matter to the right conclusion for our shareholders.

Sincerely yours,

/s/Parker H. Petit
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Parker H. Petit
Chairman of the Board